                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*

           MICROMED CARDIOVASCULAR, INC. (F/K/A SALMON EXPRESS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59508T109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Karen Shillingford
                        Schroder Venture Managers Limited
                                22 Church Street
                            Hamilton, HM 11, Bermuda
                                 (441) 298 7107
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59508T109                    13D                    Page 2 of 16 Pages

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SCHRODER VENTURE MANAGERS LIMITED
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)   [ ]
    (b)   [ ]
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [ ]
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
--------------------------------------------------------------------------------

                     7    SOLE VOTING POWER

                              2,065,212
                    ------------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY               None
     OWNED BY       ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                  2,065,212
       WITH         ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,065,212
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

CUSIP No. 59508T109                    13D                    Page 3 of 16 Pages

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             SCHRODER VENTURE MANAGERS INC.
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
  (a)   [ ]
  (b)   [ ]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS [ ]
  2(d) or 2(e)

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
--------------------------------------------------------------------------------

                   7    SOLE VOTING POWER

                                 2,065,212
                  --------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                    None
   OWNED BY       --------------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                       2,065,212
     WITH         --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,065,212
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
--------------------------------------------------------------------------------

CUSIP No. 59508T109                    13D                    Page 4 of 16 Pages

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND LP 1
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)   [ ]
    (b)   [ ]
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [X]
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                     7    SOLE VOTING POWER

                               2,065,212
                    ------------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                None
     OWNED BY       ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                   2,065,212
       WITH         ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,065,212
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 59508T109                    13D                    Page 5 of 16 Pages

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND LP 2
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)   [ ]
    (b)   [ ]
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [ ]
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                     7    SOLE VOTING POWER

                               2,065,212
                    ------------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                None
     OWNED BY       ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                   2,065,212
       WITH         ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,065,212
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 59508T109                    13D                    Page 6 of 16 Pages

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND TRUST
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)   [ ]
    (b)   [ ]
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [ ]
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------

                     7    SOLE VOTING POWER

                                2,065,212
                    ------------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 None
     OWNED BY       ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                    2,065,212
       WITH         ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,065,212
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 59508T109                    13D                    Page 7 of 16 Pages

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND CO-INVESTMENT SCHEME
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)   [ ]
    (b)   [ ]
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [ ]
    ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------

                     7    SOLE VOTING POWER

                                2,065,212
                    ------------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 None
     OWNED BY       ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                    2,065,212
       WITH         ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,065,212
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
    (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 59508T109                    13D                    Page 8 of 16 Pages

ITEM 1. SECURITY AND ISSUER.

      The securities to which this statement relates are shares of common stock, par value $0.001 per share (the "Common Stock"), of MicroMed Cardiovascular, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8965 Interchange Drive, Houston, Texas 77054.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)   This statement is being filed by the following Reporting Persons:
Schroder Venture Managers Limited ("SVML"), Schroder Venture Managers Inc. ("SVMI"), Schroder Ventures International Life Sciences Fund LP1 ("ILSF 1"), Schroder Ventures International Life Sciences Fund LP2 ("ILSF 2"), Schroder Ventures International Life Sciences Fund Trust ("Trust"), Schroder Ventures International Life Sciences Fund Co-Investment Scheme ("Co-Invest Scheme" and together with ILSF 1, ILSF 2, Trust, the "Funds") (collectively, the "Reporting Persons").

         (b) The principal business office of the Reporting Persons is 22 Church Street, Hamilton, HM 11, Bermuda.

         (c) The jurisdiction of organization for SVML and Trust is Bermuda. The jurisdiction of organization for SVMI is New York. The jurisdiction of organization for ILSF 1 and ILSF 2 is Delaware. Co-Invest Scheme is an association of individuals and does not have a place of organization. SVMI is the general partner of ILSF 1 and ILSF 2. The principal business of SVML is to act as the investment manager to SVMI and the Funds. The principal business of the Funds is to make equity investments.

         (d) During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On August 10, 2005, pursuant to an Agreement and Plan of Merger dated as of January 31, 2005, as amended (the "Merger Agreement"), by and among Salmon Express, Inc., a Nevada corporation ("Salmon"), Salmon Acquisition Corp., a privately-held Nevada corporation and wholly-owned subsidiary of the Salmon ("Merger Sub"), certain existing stockholders of Salmon and MicroMed Technology, Inc., a privately-held Delaware corporation ("MicroMed Technology"), Merger Sub merged with and into MicroMed Technology, the separate existence of Merger Sub ceased and MicroMed Technology continued as the surviving corporation (the "Merger"). Effective as of the Merger, MicroMed Technology became a wholly-owned subsidiary of Salmon and following the Merger, Salmon changed its name to MicroMed Cardiovascular, Inc. and reincorporated in the State of Delaware. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

      As a result of the Merger, shares of stock, warrants to purchase stock and indebtedness of MicroMed Technology held by certain of the Reporting Persons prior to the Merger were converted into shares of Common Stock and warrants to purchase shares of Common Stock. Following the Merger, the Reporting Persons collectively hold 1,991,546 shares of Common Stock and warrants to purchase 73,666 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

         (a-b) As described in Item 3 above, this statement relates to the Merger. At the effective time of the Merger, the separate existence of Merger Sub ceased to exist and MicroMed Technology continued as the surviving corporation as a wholly-owned subsidiary of the Issuer.

         (c)   Not applicable.

CUSIP No. 59508T109                    13D                    Page 9 of 16 Pages

         (d)   Following the Merger, Travis E. Baugh, Dallas W. Anderson, Paul
M. Frison, James M. Garvey, Norwick B.H. Goodspeed, Phyllis Haberman, Cornelius
T. Ryan and Martin P. Sutter, each of whom were directors of MicroMed Technology prior to the Merger, were appointed to the Board of Directors of the Issuer and the directors of the Issuer immediately prior to the Merger resigned. In addition, following the Merger the Issuer appointed Travis E. Baugh as the Issuer's President and Chief Executive Officer, Betty Silverstein Russell as Chief Operating Officer and Executive Vice President, Sales and Marketing, Robert J. Benkowski as Senior Vice President, Engineering, and Timothy R. Placek as Senior Vice President, Regulatory Affairs, Clinical Affairs and Quality Systems and Michael A. Rutledge as Vice President, Controller and Corporate Secretary and the officers of the Issuer immediately prior to the Merger resigned.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) The Reporting Persons acquired the securities of the Issuer for the purpose of acquiring control of the Issuer and changing the nature of the Issuer's business operations. Prior to the Merger, the Issuer was in the business of wholesale groceries and related products. Upon the consummation of the Merger, the Issuer acquired the business assets and operations of MicroMed Technology and ceased all operations in the wholesale grocery industry. The Issuer is now a medical device company that has developed a miniaturized heart pump, or VAD, known as the DeBakey VAD to address congestive heart failure.

         (g) After the Merger was concluded, Salmon reincorporated from the State of Nevada to the State of Delaware and filed a new Certificate of Incorporation with the Secretary of State of the State of Delaware and changed its corporate name to MicroMed Cardiovascular, Inc.

         (h-i) Not applicable.

         (j) Other than as described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a-b) After the Merger, SVML, SVMI, ILSF 1, ILSF 2, Trust and Co-Invest Scheme owned beneficially 2,065,212, 2,065,212, 1,305,333, 290,073, 459,478 and
10,328 shares of Common Stock, respectively, representing approximately 11.2%, 11.2%, 7.0%, 1.6%, 2.5% and .05%, respectively, of the 18,513,145 shares of
Common Stock outstanding as reported in publicly available information. The shares of Common Stock beneficially owned by SVML and SVMI include the securities underlying warrants to purchase 73,666 shares of Common Stock held by the Funds. The shares of Common Stock beneficially owned by ILSF 1, ILSF 2, Trust and Co-Invest Scheme include the securities underlying warrants to purchase 46,560, 10,347, 16,390 and 369 shares of Common Stock held by ILSF 1, ILSF 2, Trust and Co-Invest Scheme, respectively.

      As of August 10, 2005, SVML, in its capacity as investment manager to SVMI, had sole voting and dispositive power with respect to all 2,065,212 shares of Common Stock owned beneficially by the Funds, representing approximately 11.2% of the 18,513,145 shares of the Common Stock outstanding as reported in publicly available information.

      As of August 10, 2005, SVMI, through its control of ILSF 1 and ILSF 2 and by virtue of certain contractual agreements among the Funds, had sole voting and dispositive power with respect to all shares of Common Stock owned beneficially by the Funds, representing approximately 11.2% of the 18,513,145 shares of Common Stock outstanding as reported in publicly available information.

      (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

      (d) Not applicable.

      (e) Not applicable.

CUSIP No. 59508T109                    13D                   Page 10 of 16 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      To the best knowledge of the Reporting Persons, except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits to this Schedule 13D:

         A. Agreement and Plan of Merger dated as of January 31, 2005, as amended, by and among Salmon Express, Inc., Salmon Acquisition Corp., certain existing stockholders of Salmon and MicroMed Technology, Inc., filed as Exhibit
2.1 to the Issuer's Current Report on Form 8-K filed on February 1, 2005 with the Commission pursuant to the Act and incorporated herein by reference.

         B. Joint Filing Agreement as required by Rule 13d-1(K)(1) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 59508T109                    13D                   Page 11 of 16 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              August 26, 2005
                   -------------------------------------------------------------
                                   Date

                   SCHRODER VENTURE MANAGERS INC.

                   /s/ Douglas Mello /s/ Peter Everson
                   -------------------------------------------------------------
                                   Signature

                   Douglas Mello, Peter Everson, Authorized Signatories
                   -------------------------------------------------------------
                             Name/Title

                   SCHRODER VENTURE MANAGERS LIMITED

                   /s/ Douglas Mello /s/ Peter Everson
                   -------------------------------------------------------------
                                    Signature

                   Douglas Mello, Peter Everson, Authorized Signatories
                   -------------------------------------------------------------
                                   Name/Title

                   SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND LP1

                   By:     Schroder Venture Managers Inc.,
                           its General Partner

                   /s/ Douglas Mello    /s/ Peter Everson
                   -------------------------------------------------------------
                                    Signature

                   Douglas Mello, Peter Everson, Authorized Signatories
                   -------------------------------------------------------------
                                             Name/Title

CUSIP No. 59508T109                    13D                   Page 12 of 16 Pages

                   SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND LP2

                   By:     Schroder Venture Managers Inc.,
                           its General Partner

                   /s/ Douglas Mello    /s/ Peter Everson
                   -------------------------------------------------------------
                                    Signature

                   Douglas Mello, Peter Everson, Authorized Signatories
                   -------------------------------------------------------------
                                    Name/Title

                   SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND TRUST

                   By: Schroder Venture Managers Limited as Attorney-in-Fact for Codan Trust Company Limited as Trustee

                   /s/ Douglas Mello    /s/ Peter Everson
                   -------------------------------------------------------------
                                     Signature

                   Douglas Mello, Peter Everson, Authorized Signatories
                   -------------------------------------------------------------
                                     Name/Title

                   SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND CO-INVESTMENT SCHEME

                   By:     Schroder Venture Managers Limited as Investment
                           Manager

                   /s/ Douglas Mello    /s/ Peter Everson
                   -------------------------------------------------------------
                                     Signature

                   Douglas Mello, Peter Everson, Authorized Signatories
                   -------------------------------------------------------------
                                     Name/Title

CUSIP No. 59508T109                    13D                   Page 13 of 16 Pages

                                  EXHIBIT INDEX

Exhibit 1. Agreement and Plan of Merger dated as of January 31, 2005, as amended, by and among Salmon Express, Inc., Salmon Acquisition Corp., certain existing stockholders of Salmon and MicroMed Technology, Inc., filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on February 1, 2005 with the Commission pursuant to the Act and incorporated herein by reference.

Exhibit 2. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 59508T109                    13D                   Page 14 of 16 Pages

                                                                       EXHIBIT 1

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or its knows or has reason to believe that such information is inaccurate.

                       SCHRODER VENTURE MANAGERS INC.

                        /s/ Douglas Mello    /s/ Peter Everson
                        --------------------------------------------------------
                                       Signature

                        Douglas Mello, Peter Everson, Authorized Signatories
                        --------------------------------------------------------
                                       Name/Title

                       SCHRODER VENTURE MANAGERS LIMITED

                        /s/ Douglas Mello    /s/ Peter Everson
                        --------------------------------------------------------
                                       Signature

                        Douglas Mello, Peter Everson, Authorized Signatories
                        --------------------------------------------------------
                                       Name/Title

                        SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND LP1

                        By:     Schroder Venture Managers Inc.,
                                its General Partner

                        /s/ Douglas Mello    /s/ Peter Everson
                        --------------------------------------------------------
                                       Signature

                        Douglas Mello, Peter Everson, Authorized Signatories
                        --------------------------------------------------------
                                       Name/Title

CUSIP No. 59508T109                    13D                   Page 15 of 16 Pages


                        SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND LP2

                        By:     Schroder Venture Managers Inc.,
                                its General Partner

                        /s/ Douglas Mello    /s/ Peter Everson
                        --------------------------------------------------------
                                        Signature

                        Douglas Mello, Peter Everson, Authorized Signatories
                        --------------------------------------------------------
                                        Name/Title

                        SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND TRUST

                        By: Schroder Venture Managers Limited as Attorney-in-Fact for Codan Trust Company Limited as Trustee

                        /s/ Douglas Mello    /s/ Peter Everson
                        --------------------------------------------------------
                                         Signature

                        Douglas Mello, Peter Everson, Authorized Signatories
                        --------------------------------------------------------
                                         Name/Title

CUSIP No. 59508T109                    13D                   Page 16 of 16 Pages

                        SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND CO-INVESTMENT SCHEME

                        By: Schroder Venture Managers Limited as Investment Manager

                        /s/ Douglas Mello    /s/ Peter Everson
                        --------------------------------------------------------
                                          Signature

                        Douglas Mello, Peter Everson, Authorized Signatories
                        --------------------------------------------------------
                                          Name/Title